Exhibit 5.1

June 30, 2015

The Chemours Company

1007 Market Street

Wilmington, Delaware 19899

Sir/Madam:

Reference is made to this Registration Statement on Form S-8 being filed by you with the Securities and Exchange Commission, relating to the issuance under The Chemours Company Management Deferred Compensation Plan (the “Plan”) of up to $15,000,000 million of deferred compensation obligations (the “Deferred Compensation Obligations”), which represent general unsecured obligations of the Company to pay certain compensation amounts in the future to participating employees in accordance with the terms of the Plan. It is my opinion that:

(a)	the Company is duly organized and existing under the laws of the State of Delaware; and

(b)	the Deferred Compensation Obligations, when established pursuant to the terms of the Plan, will be valid and binding obligations of the Company, enforceable in accordance with their terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other laws of general applicability relating to or affecting the enforcement of creditors’ rights or by general principles of equity.

My opinion is limited to matters governed by the General Corporation Law of the State of Delaware. My opinion expressed herein is as of the date hereof, and I undertake no obligation to advise you of any changes in applicable law or any other matters that may come to my attention after the date hereof that may affect my opinion expressed herein.

I hereby consent to the use of this opinion in connection with the above-mentioned Registration Statement.

Very truly yours,

/s/ David C. Shelton
David C. Shelton
General Counsel